==============================================================================


                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington D.C.  20549


                                   FORM 6-K


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                         For the Month of August 1998


                               MFC BANCORP LTD.
            (Exact Name of Registrant as specified in its charter)

                6 Rue Charles-Bonnet, 1206 Geneva, Switzerland
                               (41 22) 818 2999
        (Address and telephone number of Registrant's executive office)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                [ X ]     Form 20-F          [   ]  Form 40-F

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                           Yes             No    X
                               -------        -------

(If "Yes" is marked, indicate below the file number assigned to the Registrant
in connection with Rule 12g3-2(b): 82-               ).
                                      ---------------



==============================================================================

                               MFC BANCORP LTD.



                          1998 SECOND QUARTER REPORT
                               TO SHAREHOLDERS



                                JUNE 30, 1998




                          FORWARD-LOOKING STATEMENTS


Statements in this report, to the extent that they are not based on historical events, constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of different places in this report and include statements regarding the intent, belief or current expectations of MFC Bancorp Ltd., and its directors and officers, primarily with respect to the future market size and future operating performance of MFC Bancorp Ltd. and its subsidiaries. Forward-looking statements include, without limitation, statements regarding the outlook for future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans. Investors are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties, and that actual results may differ from those in the forward-looking statements as a result of various factors such as general economic and business conditions, including changes in interest rates, prices and other economic conditions; actions by competitors; natural phenomena; actions by government authorities, including changes in government regulation; uncertainties associated with legal proceedings; technological development; future decisions by management in response to changing conditions; the ability to execute prospective business plans; and misjudgments in the course of preparing forward-looking statements.

                               MFC BANCORP LTD.

                          1998 SECOND QUARTER REPORT

President's Letter to Shareholders:

We are pleased to enclose the Company's second quarter results for 1998. The Company continued to realize increases in revenues and earnings during the second quarter of 1998, primarily as a result of the growth in its banking and financial services. The following table is a summary of selected financial information concerning the Company for the periods indicated:


                                    June 30,                   June 30,
                          ---------------------------   ----------------------
                               1998          1997           1998        1997
                          -------------  ------------   ----------  ----------
                          (U.S. Dollars in thousands)     (Canadian Dollars
                                Information Only             in thousands)
Revenue(1)                   $   37,468    $   25,033    $  53,895   $  34,449
Net Income(1)                     9,604         4,569       13,812       6,286
Cash and cash equivalents        31,289        28,806       46,045      39,784
Securities                       46,765        26,852       68,819      37,085
Total assets                    153,746       125,384      226,253     173,167
Accrued losses, claims
  and settlement expenses         3,337         5,664        4,911       7,823
Debt                             30,611        25,341       45,047      34,998
Shareholders' equity             87,426        70,476      128,657      97,333
---------------
(1)  For the six months ended.

The Company is in the financial services business specializing in private and investment banking internationally. The Company's banking business is conducted by its wholly-owned subsidiary, MFC Merchant Bank S.A. (the "Bank"), a licensed full-service Swiss bank acquired in early February 1997. In the third quarter of 1997, the Company acquired Bank Rinderknecht AG ("BRA"), which was active in private banking and securities trading for Swiss and foreign customers since 1870. Following the acquisition, the Company merged BRA with the Bank.

Private banking focuses on asset management and servicing the Bank's worldwide base of clients, including corporations, small to mid-sized institutions and high net-worth individuals. Investment banking services include providing finance and advisory services to clients with respect to corporate finance transactions and underwriting issuances of securities. The Company's personalized approach to client development for both its private and investment banking activities has continued to increase its client base. The Company will continue to focus on providing its clients with creative solutions through both its existing operations and strategic acquisitions and alliances.

The Bank requires substantially less regulatory capital than traditional North American banks as the majority of its customer deposits are placed in the European fiduciary market. Such placements are off-balance sheet items which allow the Bank to generate enhanced fee income without tying up significant amounts of its capital. The Bank does not engage in commercial or real estate lending.

The Company also conducts proprietary investing/merchant banking activities, which consist of the Company using its own resources and expertise to invest for its own account. These activities concentrate on the identification and acquisition of control of undervalued assets and the development and realization of the full potential thereof. The Company invests globally with the objective of maximizing total return measured through both long-term appreciation and recognized gains.

The Company has established a solid foundation for its financial services business and looks forward to continued growth in 1998.


                                               Respectfully submitted,

                                               M.J. Smith
August 1998                                    President

                               MFC BANCORP LTD.



                      CONSOLIDATED FINANCIAL STATEMENTS

                    FOR THE SIX MONTHS ENDED JUNE 30, 1998
                                 (Unaudited)

                               MFC BANCORP LTD.

                         CONSOLIDATED BALANCE SHEETS
                                 (Unaudited)
                            (dollars in thousands)

                                     June 30, 1998            June 30,
                                  ------------------  ----------------------
                                    (U.S. Dollars)       1998        1997
                                   Information Only   ----------  ----------
                                                        (Canadian Dollars)
ASSETS
Cash and cash equivalents             $   31,289      $   46,045  $   39,784
Securities                                46,765          68,819      37,085
Loans                                     26,213          38,575      37,402
Receivables                               25,326          37,270      18,906
Property held for sale                     4,064           5,980       8,289
Notes receivable                           1,657           2,438      10,322
Excess cost of net assets acquired        12,463          18,341      18,266
Premises and equipment                     1,784           2,626       1,725
Prepaid and other                          4,185           6,159       1,388
                                      ----------      ----------  ----------
                                      $  153,746      $  226,253  $  173,167
                                      ==========      ==========  ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits                              $    9,636      $   14,181  $    9,770
Accounts payable and accrued expenses     21,022          30,934      20,666
Debt                                      30,611          45,047      34,998
Accrued losses, claims and
  settlement expenses                      3,337           4,911       7,823
                                      ----------      ----------  ----------
                                          64,606          95,073      73,257
Minority interest                          1,714           2,523       2,577

Shareholders' equity
  Common stock                            44,599          65,632      66,832
  Cumulative translation adjustment          837           1,233        (519)
  Retained earnings                       41,990          61,792      31,020
                                      ----------      ----------  ----------
                                          87,426         128,657      97,333
                                      ----------      ----------  ----------
                                      $  153,746      $  226,253  $  173,167
                                      ==========      ==========  ==========


  The accompanying notes are an integral part of these financial statements.

                               MFC BANCORP LTD.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                For the Six Months Ended June 30, 1998 and 1997
                                 (Unaudited)
                (dollars in thousands except per share amounts)

                                     June 30, 1998            June 30,
                                  ------------------  ----------------------
                                    (U.S. Dollars)       1998        1997
                                   Information Only   ----------  ----------
                                                        (Canadian Dollars)
Revenues
  Banking and financial services      $   19,420      $   27,935  $    8,233
  Investments                             17,177          24,708      25,132
  Other                                      871           1,252       1,084
                                      ----------      ----------  ----------
                                          37,468          53,895      34,449

Expenses
  Investments                             18,069          25,992      18,297
  General and administrative               8,216          11,819       7,772
  Interest                                 1,581           2,274       2,175
                                      ----------      ----------  ----------
                                          27,866          40,085      28,244
                                      ----------      ----------  ----------

Income before income taxes                 9,602          13,810       6,205
Provision for income taxes                  (168)           (242)         (9)
                                      ----------      ----------  ----------
                                           9,434          13,568       6,196
Minority interest                            170             244          90
                                      ----------      ----------  ----------
Net income                            $    9,604      $   13,812  $    6,286
                                      ==========      ==========  ==========

Earnings per share:
  Basic                               $     0.78      $     1.12  $     0.53
                                      ==========      ==========  ==========
  Fully diluted                       $     0.72      $     1.03  $     0.52
                                      ==========      ==========  ==========

Weighted average number of shares
  outstanding (in thousands)              14,367          14,367      12,685
                                      ==========      ==========  ==========

Dividends paid on:
  Common shares                       $      257      $      369  $      104
                                      ==========      ==========  ==========
  Preferred shares                    $        -      $        -  $      396
                                      ==========      ==========  ==========

  The accompanying notes are an integral part of these financial statements.

                               MFC BANCORP LTD.

                    CONSOLIDATED STATEMENTS OF OPERATIONS
              For the Three Months Ended June 30, 1998 and 1997
                                 (Unaudited)
               (dollars in thousands except per share amounts)

                                     June 30, 1998            June 30,
                                  ------------------  ----------------------
                                    (U.S. Dollars)       1998        1997
                                   Information Only   ----------  ----------
                                                        (Canadian Dollars)
Revenues
  Banking and financial services      $    9,512      $   13,763  $    5,794
  Investments                              4,382           6,406      13,694
  Other                                      647             931         824
                                      ----------      ----------  ----------
                                          14,541          21,100      20,312

Expenses
  Investments                              4,913           7,173       9,687
  General and administrative               4,231           6,119       4,318
  Interest                                   718           1,040         929
                                      ----------      ----------  ----------
                                           9,862          14,332      14,934
                                      ----------      ----------  ----------

Income before income taxes                 4,679           6,768       5,378
(Provision for) recovery of
  income taxes                               (99)           (144)         11
                                      ----------      ----------  ----------
                                           4,580           6,624       5,389
Minority interest                            159             228          76
                                      ----------      ----------  ----------
Net income                            $    4,739      $    6,852  $    5,465
                                      ==========      ==========  ==========

Earnings per share:
  Basic                               $     0.39      $     0.56  $     0.45
                                      ==========      ==========  ==========
  Fully diluted                       $     0.35      $     0.51  $     0.44
                                      ==========      ==========  ==========

Weighted average number of shares
  outstanding (in thousands)              14,776          14,776      12,847
                                      ==========      ==========  ==========
Dividends paid on:
  Common shares                       $      257      $      369  $      104
                                      ==========      ==========  ==========
  Preferred shares                    $        -      $        -  $      396
                                      ==========      ==========  ==========


  The accompanying notes are an integral part of these financial statements.

                               MFC BANCORP LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 For the Six Months Ended June 30, 1998 and 1997
                                   (Unaudited)
                              (dollars in thousands)

                                                            June 30,
                                                  ---------------------------
                                                      1998           1997
                                                  ------------   ------------
Inflow (outflow) of cash and cash equivalents
  related to the following activities:
Operating
  Net income                                      $     13,812   $      6,286
  Adjustments to reconcile net income to
    net cash provided by (used in) operating
    activities:
      Items not affecting cash
        Depreciation and amortization                      825            593
        Loss (gain) on sales of investments              1,600         (1,945)
        Gain on debt securities                         (7,689)        (2,132)
        Minority interest                                 (244)           (90)
        Other                                              (69)            15
                                                  ------------   ------------
                                                         8,235          2,727
  Changes in current assets
    and liabilities
   Investments                                           5,290         18,438
   Receivables                                         (17,676)       (10,552)
   Properties held for sale                                539            (33)
   Accounts payable and accrued expenses                 8,532          7,417
   Accrued losses, claims and settlement
     expenses                                           (1,594)        (3,035)
   Other                                                  (301)        (1,335)
                                                  ------------   ------------
                                                         3,025         13,627
Financing
  Net (decrease) increase in deposits                  (16,652)         3,132
  Debt repayments                                          (21)        (8,991)
  Borrowings                                            17,207          1,065
  Issuance of shares, net of repurchase                 (4,736)           550
  Dividends paid                                          (369)          (500)
  Other                                                    (39)          (199)
                                                  ------------   ------------
                                                        (4,610)        (4,943)
Investing
  Net decrease in loans                                  5,775          3,094
  Purchases of subsidiaries, net of
    cash acquired                                         (370)        10,443
  Other                                                    (55)             -
                                                  ------------   ------------
                                                         5,350         13,537
Exchange rate effect on cash and
  cash equivalents                                          58              -
                                                  ------------   ------------
Increase in cash and cash equivalents                    3,823         22,221
Cash and cash equivalents:
  Beginning of period                                   42,222         17,563
                                                  ------------   ------------
  End of period                                   $     46,045   $     39,784
                                                  ============   ============


  The accompanying notes are an integral part of these financial statements.

                               MFC BANCORP LTD.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE SIX MONTH PERIOD ENDED JUNE 30, 1998
                                 (Unaudited)

NOTE 1.  Basis of Presentation
         ---------------------

The consolidated financial statements contained herein include the accounts of MFC Bancorp Ltd. and its subsidiaries (the "Company").

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report on Form 20-F. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

Certain reclassifications have been made to the prior period financial statements to conform with the current period presentation.

NOTE 2.  Nature of Business
         ------------------

The Company is in the financial services business and its principal activities focus on private and investment banking.

NOTE 3.  Earnings Per Share
         ------------------

Basic earnings per share is computed on the weighted average number of shares outstanding during the period. For the calculation of fully diluted earnings per share, under Canadian generally accepted accounting principles, options are deemed to be exercised at the date of grant and convertible securities are deemed to be converted at the date of issuance.

Under U.S. generally accepted accounting principles, options affect diluted earnings per share when "in-the-money".

NOTE 4.  Reporting Currency
         ------------------

The Company reports its results in Canadian dollars. Certain amounts herein have also been reported in U.S. dollars for reference purposes. Amounts reported in U.S. dollars have been translated from Canadian dollars at a rate of U.S. $1.00 = Canadian $1.4716 for period end purposes and U.S. $1.00 = Canadian $1.4385 for the six months ended June 30, 1998.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the results of operations and the financial condition of the Company for the three and six months ended June 30, 1998, respectively, should be read in conjunction with the consolidated financial statements and related notes included elsewhere herein. In this document, unless the context otherwise requires, the "Company" refers to MFC Bancorp Ltd. and its subsidiaries and all references to monetary amounts are in Canadian dollars unless otherwise indicated. Selected financial information has also been provided in U.S. dollars for information purposes.

RESULTS OF OPERATIONS - Six Months Ended June 30, 1998
                        ------------------------------

The Company operates in the financial services business, specializing in private and investment banking internationally. It also engages in proprietary investing/merchant banking activities for its own account. The Company conducts its banking activities through its wholly-owned subsidiary, MFC Merchant Bank S.A., which was acquired in February 1997. The Company further expanded its operations by acquiring the MFC Securities group of companies and Bank Rinderknecht AG in the second and third quarters of 1997, respectively.

Revenues in the six months ended June 30, 1998 increased by approximately 56% to $53.9 million from $34.4 million in the comparative period of 1997. In the current period of 1998, revenues from banking and financial services increased to $27.9 million from $8.2 million in the comparative period of 1997. In the first half of 1998, revenues from sales of investment securities decreased to $24.7 million from $25.1 million in the comparative period of 1997.

Costs and expenses increased to $40.1 million in the six months ended June 30, 1998 from $28.2 million in the comparative period of 1997. In the current period of 1998, costs and expenses from sales of investment securities increased to $26.0 million from $18.3 million in the comparative period of 1997. General and administrative expenses increased to $11.8 million in the six months ended June 30, 1998 from $7.8 million in the same period of 1997. Interest expense was $2.3 million during the first half of 1998, compared to $2.2 million in the comparative period of 1997.

Net earnings in the six months ended June 30, 1998 were $13.8 million or $1.12 per share on a basic basis ($1.03 per share on a fully diluted basis), compared to $6.3 million or $0.53 per share on a basic basis ($0.52 per share on a fully diluted basis) in the same period of 1997. Increased revenues from banking and financial services contributed to improved earnings in the six months ended June 30, 1997, which were partially offset by increased expenses related to investment securities and higher general and administrative expenses.

RESULTS OF OPERATIONS - Three Months Ended June 30, 1998
                        --------------------------------

Revenues in the second quarter of 1998 increased to $21.1 million from $20.3 million in the comparative quarter of 1997. In the three months ended June 30, 1998, revenues from banking and financial services increased to $13.8 million from $5.8 million in the comparative period of 1997. In the current quarter of 1998, revenues from sales of investment securities decreased to $6.4 million from $13.7 million in the comparative period of 1997.

Costs and expenses decreased to $14.3 million in the three months ended June 30, 1998 from $14.9 million in the three months ended June 30, 1997, as a result of a reduction in costs and expenses from sales of investment securities to $7.2 million in the current quarter of 1998 from $9.7 million in the comparative period of 1997. General and administrative expenses increased to $6.1 million in the current period of 1998 from $4.3 million in the same period of 1997. Interest expense was $1.0 million during the three months ended June 30, 1998, compared to $0.9 million in the three months ended June 30, 1997.

Net earnings in the quarter ended June 30, 1998 were $6.9 million or $0.56 per share on a basic basis ($0.51 per share on a fully diluted basis), compared to $5.5 million or $0.45 per share on a basic basis ($0.44 per share on a fully diluted basis) in the same period of 1997. Increased revenues from banking and financial services contributed to improved earnings in the current quarter of 1998, which were partially offset by increased general and administrative expenses.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 1998, the Company's cash and cash equivalents were $46.0 million, compared to $39.8 million at June 30, 1997. At June 30, 1998, the Company had securities of $68.8 million, compared to $37.1 million at June 30, 1997.

Operating Activities
--------------------

Operating activities provided cash of $3.0 million in the six months ended June 30, 1998, compared to $13.6 million for the same period in 1997. A decrease in investments provided cash of $5.3 million in the six months ended June 30, 1998, compared to $18.4 million in the six months ended June 30, 1997. The Company's purchase of debt securities resulted in a gain of $7.7 million. An increase in receivables used cash of $17.7 million in the current period of 1998, compared to $10.6 million in the same period of 1997. Increased accounts payable and accrued expenses provided cash of $8.5 million in the current period of 1998, compared to $7.4 million in the same period of 1997. The Company expects to generate sufficient cash flow from operations to meet its working capital requirements.

Financing Activities
--------------------

Financing activities used cash of $4.6 million in the six months ended June 30, 1998, compared to $4.9 million in the same period in 1997. A net decrease in deposits used cash of $16.7 million during the current period of 1998, compared to a net increase in deposits providing cash of $3.1 million in the comparative period of 1997. Net repurchases of the Company's shares used cash of

$4.7 million in the six months ended June 30, 1998, compared to an issuance of shares providing cash of $0.6 million in the six months ended June 30, 1997. During the six months ended June 30, 1998, the Company used $0.4 million to pay cash dividends to common shareholders, compared to $0.1 million for dividends to common shareholders in the same period in 1997.

Investing Activities
--------------------

Investing activities provided cash of $5.4 million in the six months ended June 30, 1998, compared to $13.5 million in the comparative period of 1997. During the six months ended June 30, 1998, a net decrease in loans outstanding provided cash of $5.8 million, compared to $3.1 million in the comparative period of 1997. The net purchase of subsidiaries used cash of $0.4 million in the current period of 1998, compared to providing cash of $10.4 million in the same period of 1997.

The Company anticipates that there will be further purchases of businesses or commitments to projects during the second half of 1998. To achieve its long-term goals of expanding its asset-base and earnings both with respect to client services and proprietary investments, the Company may require substantial capital resources. The necessary resources will be generated from cash flow from operations, cash on hand, borrowing against its assets and/or the sale of assets.

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Registrant         MFC BANCORP LTD.
            ------------------------------

By               /s/ Michael J. Smith
            ------------------------------
            MICHAEL J. SMITH, PRESIDENT

Date              August 28, 1998
            ------------------------------